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SECURITI 04004807 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKWOOD ASSOCIATES, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Piedmont Center, Suite 205
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Winborne (404) 874-7433
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Ray & Houser, LLP
(Name — *if individual, state last, first, middle name*)

99 West Paces Ferry Road, NW (Address) Atlanta (City) Georgia (State) 30305 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Robert S. Winborne, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Brookwood Associates, L.L.C., as o December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

expires 9-16-07

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' r Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKWOOD ASSOCIATES, L.L.C.

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Accountants)

MillerRay&Houser

Business Advisors &
Certified Public Accountants

Report of Independent Accountants

To the Members
of Brookwood Associates, L.L.C.

We have audited the accompanying balance sheets of Brookwood Associates, L.L.C. as of December 31, 2003 and 2002, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Associates, L.L.C. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Ray & Houser LLP

Atlanta, Georgia
February 13, 2004

A Member of MacIntyre Sträter International Limited (MSI), A Worldwide Association of Independent Professional Firms

99 West Paces Ferry Road, NW • Atlanta, Georgia 30305
404.365.1400 • Fax 404.365.1410 • e.mail: mrh@mrhllp.com • website: www.mrhllp.com

Brookwood Associates, L.L.C.

Statements of Income and Changes in Members' Equity

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue	$ 4,369,278	$ 3,410,114
Expenses:		
Salaries and benefits	2,104,988	1,660,204
Regulatory licensing	10,006	2,673
General and administrative expenses	449,098	306,802
Total expenses	2,564,092	1,969,679
Operating income	1,805,186	1,440,435
Other income:		
Interest income	2,572	3,251
Total other income	2,572	3,251
Net Income	1,807,758	1,443,686
Members' equity, beginning balance	415,228	100,042
Less: Distributions	1,665,253	1,128,500
Members' equity, ending balance	$ 557,733	$ 415,228

See report of independent accountants and accompanying notes to financial statements.

Brookwood Associates, L.L.C.

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,807,758	$ 1,443,686
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	19,308	14,170
Changes in assets and liabilities:		
Accounts receivable	280,701	(290,701)
Deposits	-	-
Accounts payable	16,503	4,356
Accrued expenses	42,191	(788)
Net cash provided by operating activities	2,166,461	1,170,723
Cash flows from investing activities:		
Purchase of property and equipment	(121,378)	(14,344)
Net cash used in investment activities	(121,378)	(14,344)
Cash flows from financing activities:		
Distributions to members	(1,665,253)	(1,128,500)
Net cash used in financing activities	(1,665,253)	(1,128,500)
Net increase in cash	379,830	27,879
Cash and cash equivalents, beginning of year	72,347	44,468
Cash and cash equivalents, end of year	$ 452,177	$ 72,347
Supplemental disclosures of cash flow information:		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See report of independent accountants and accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Organization and nature of Business

Brookwood Associates LLC (the "Company") was organized on September 1, 2000 pursuant to the provisions of the Georgia Business Corporation Code.

The Company has two classes of membership interests. Class A has no voting rights but shares in the economics of ownership on a pro rata basis with Class B. Class B has full voting power. Owners of Class B interests are called Voting Members.

This Company was owned 100% by Brookwood Broker-Dealer, Inc. who had 1,000 Class B membership interest. Effective January 1, 2001, there was a change of ownership. T. Temple & Co., Inc. was taken in as an equal member who owns another 1,000 Class B membership interest.

The Company provides mergers and acquisitions and financing services to middle-market companies. The Company operates from offices in Atlanta, Georgia and Charlotte, North Carolina.

Revenue Recognition

Revenue is recognized when services have been performed by the Company, as evidenced by formal acceptance and signing of the closing documents for a transaction or the funding of a financing.

Accounts Receivable

Accounts receivables are recorded net of an allowance for doubtful accounts established to provide for losses on uncollectible accounts based on management's estimates and historical collection. For the years ended December 31, 2003 and 2002, management does not consider any allowance for doubtful accounts necessary. There were no bad debts in the years ended December 31, 2003 and 2002.

Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Summary of Significant Accounting Policies continued

Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets that are five and seven years.

Income Taxes

As a limited liability corporation, the Company is taxed under the provisions of the Internal Revenue Code under statutes specific to partnerships. Under these provisions, the Company does not pay federal income taxes on its taxable income; rather, the Members are liable for income taxes on their respective shares of the Company's taxable income.

(2) Fixed Assets

Fixed assets consists of the following:	2003	2002
Furniture and fixtures	$ 66,378	$ 17,954
Computers and office equipment	117,853	55,297
Leasehold improvements	10,398	-
	194,629	73,251
Less accumulated depreciation and amortization	(44,190)	(24,882)
	$ 150,439	$ 48,369

Depreciation expense for the years ended December 31, 2003 and 2002 was $19,308 and $14,170, respectively.

(3) Employee Benefit Plan

The Company has established a pension plan ("Plan") under Section 401(k) of the Internal Revenue Code. All employees are eligible who have reached the age of 21 years and completed one year of service. The Company does not match the contributions made by the employees.

(4) Concentration of Credit risk

The Company performs evaluations of the relative credit standing of the financial institutions with which it maintains deposit relations and limits the amount of exposure with any particular financial institution.

Approximately 100% and 78% of total accounts receivable was due from one customer at December 31, 2003 and 2002, respectively. Approximately 71% of the revenue was generated by 4 customers in the year ended December 31, 2003 while two customers generated about 35% of the revenue in the year ended December 31, 2002.

(5) Operating Leases

The Company has entered into operating leases for office spaces in Atlanta and Charlotte as well as for its copier. As of December 31, 2003, future minimum rental payments due under the noncancellable operating lease arrangements are as follows:

Year Ending December 31,		Amount
2004	$	147,110
2005		146,979
2006		144,509
2007		143,092
2008		42,868
Thereafter		-
	$	624,558

Rental expense incurred under these operating leases was $95,785 and $108,898 for the years ended December 31, 2003 and 2002, respectively.

(6) Subsequent Event

As of January 1 2004, the Company restated its operating agreement, created two new classes of Units, exchanged all existing Units for new Class A and Class B Units and sold Class A Units to a new Member, TF Corporation. Class A Units will be adjusted among the Members each year based on the preceding years revenue. Ownership of Class B Units will remain constant.

SUPPLEMENTAL INFORMATION

Schedule I

Brookwood Associates, L.L.C.

Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

	Report as of December 31, 2003		Audited Statements December 31, 2003	
Ownership Equity	$	557,733	$	557,733
Less: unallowed assets:				
Unsecured Accounts Receivable		10,000		10,000
Deposits		8,167		8,167
FF&E		150,439		150,439
Net Capital	$	389,127	$	389,127

See report of independent accountants.

Brookwood Associates, L.L.C.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

Brookwood Associates, L.L.C. is exempt from Computation for Determination of Reserve Requirements under SEC Rule 15c3-3(k)(2)(i). For Brookwood Associates, L.L.C. does not hold customer funds or safekeep customer securities

See report of independent accountants.

CONFIDENTIAL

Brookwood Associates, L.L.C.

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash	$ 452,177	$ 72,347
Accounts receivable	10,000	290,701
Deposits	8,167	8,167
Total current assets	470,344	371,215
Fixed assets, net	150,439	48,369
Total assets	$ 620,783	$ 419,584
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 20,859	$ 4,356
Accrued expenses	42,191	-
Total current liabilities	63,050	4,356
Members' equity	557,733	415,228
Total liabilities and members' equity	$ 620,783	$ 419,584

See report of independent accountants and accompanying notes to financial statements.